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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*
                            ------------------------

                                KFORCE.COM, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           KFORCE.COM, INC. (ISSUER)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   775835101

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM L. SANDERS
                            CHIEF FINANCIAL OFFICER
                                KFORCE.COM, INC.
                            120 WEST HYDE PARK PLACE
                                   SUITE 150
                              TAMPA, FLORIDA 33606
                                 (813) 251-1700
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                           MICHAEL L. JAMIESON, ESQ.
                            ROBERT J. GRAMMIG, ESQ.
                              HOLLAND & KNIGHT LLP
                             400 NORTH ASHLEY DRIVE
                                   SUITE 2300
                              TAMPA, FLORIDA 33602
                                 (813) 227-8500

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                           CALCULATION OF FILING FEE

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               TRANSACTION VALUATION                               AMOUNT OF FILING FEE*
-------------------------------------------------------------------------------------------------------
                    $55,000,000                                           $11,000
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

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 10,000,000 shares of common stock, par value $.01 per share, at the maximum tender offer price of $5.50 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                               AMOUNT PREVIOUSLY PAID: N/A                 FILING PARTY: N/A
                               FORM OR REGISTRATION NO.: N/A               DATED FILED: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by kforce.com, Inc., a Florida corporation, to purchase 10,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, including the associated common stock purchase rights issued under the Rights Agreement, dated as of October 28, 1998, as amended, between kforce.com, Inc. and State Street Bank and Trust Company, as Rights Agent, at prices not greater than $5.50 nor less than $4.75 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2000, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated common stock purchase rights. This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Amendment No. 1 to the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Amendment No. 1 to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 1 to the Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12.  EXHIBITS

(a)(1)(A)         Offer to Purchase, dated November 6, 2000
(a)(1)(B)         Letter of Transmittal
(a)(1)(C)         Notice of Guaranteed Delivery
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 6, 2000
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(F)         Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9
(a)(1)(G)         Summary Advertisement, dated November 6, 2000
(a)(1)(H)         Letter to Participants in the 401(k) Retirement Savings Plan
(a)(2)-(4)        Not applicable
(a)(5)(A)         Press Release, dated November 6, 2000*
(a)(5)(C) Letter to Shareholders from the Chairman of the Board and Chief Executive Officer of kforce.com, Inc., dated November
                  6, 2000
(b)               Bank of America, N.A. $90 million Credit Facility, dated
                  November 3, 2000
(d)               Not applicable
(g)               Not applicable
(h)               Not applicable

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* Previously filed on Schedule TO

                                        1
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          kforce.com, Inc.

                                          By: /s/ DAVID L. DUNKEL
                                            ------------------------------------
                                          Name: David L. Dunkel
                                          Title: Chief Executive Officer

Dated: November 6, 2000

                                        2
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                                 EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
(a)(1)(A)         Offer to Purchase, dated November 6, 2000
(a)(1)(B)         Letter of Transmittal
(a)(1)(C)         Notice of Guaranteed Delivery
(a)(1)(D)         Letter to brokers, dealers, commercial banks, trust
                  companies and other nominees, dated November 6, 2000
(a)(1)(E)         Letter to clients for use by brokers, dealers, commercial
                  banks, trust companies and other nominees
(a)(1)(F)         Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9
(a)(1)(G)         Summary Advertisement, dated November 6, 2000
(a)(1)(H)         Letter to Participants in the 401(k) Retirement Savings Plan
(a)(2)-(4)        Not applicable
(a)(5)(A)         Press Release, dated November 6, 2000*
(a)(5)(C)         Letter to Shareholders from the Chairman of the Board and
                  Chief Executive Officer of kforce.com, Inc., dated November
                  6, 2000
(b)               Bank of America, N.A. $90 million Credit Facility, dated
                  November 3, 2000
(d)               Not applicable
(g)               Not applicable
(h)               Not applicable

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* Previously filed on Schedule TO